U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

(Amendment No. 7)

SYNOVICS PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

87163M10 1 (formerly 090946 10 4)
(CUSIP Number)

Nirmal Mulye, Ph.D., President, Nostrum Pharmaceuticals, Inc.
10 Erin Court, Kendall Park, New Jersey 08824 (732) 422-0416
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 18, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87163M10 1

1. Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Nostrum Pharmaceuticals, Inc. 51-0365768

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ❑ (b) ☒

3. SEC Use Only

4. Source of Funds 00
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ❑
6. Citizenship or Place of Organization Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power None
8. Shared Voting Power 10,661,000
9. Sole Dispositive Power None
10. Shared Dispositive Power 10,661,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person 10,661,000

12. Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ❑

13. Percent of Class Represented by Amount in Row (11) 35.99%
14. Type of Reporting Person (See Instructions) CO

CUSIP No. 87163M10 1

1. Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Nirmal V. Mulye, Ph.D.

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ❑ (b) ☒

3. SEC Use Only

4. Source of Funds 00
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ❑
6. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power None
8. Shared Voting Power* 10,661,000
9. Sole Dispositive Power None
10. Shared Dispositive Power* 10,661,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person 10,661,000

12. Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ❑

13. Percent of Class Represented by Amount in Row (11) 35.99%
14. Type of Reporting Person (See Instructions) IN

_________________
*
All of the shares of Common Stock covered by this report were owned legally by Nostrum Pharmaceuticals, Inc., and none were owned directly by Nirmal V. Mulye, Ph.D. Mr. Mulye is the beneficial owner of all of the outstanding capital stock of Nostrum Pharmaceuticals, Inc.

Item 4. Purpose of Transaction.

In the original Schedule 13D filed by Nostrum Pharmaceuticals, Inc. (“Nostrum”) and Nirmal Mulye. PhD.(“Mulye”), and in several prior amendments to their original Schedule 13D, Nostrum and Mulye indicated their dissatisfaction with the performance of current management of Synovics Pharmaceuticals, Inc. (the “Company”). In particular, Nostrum and Mulye cited the failure of the Company’s current management to take steps to maximize stockholder value and the actions taken by current management to maintain inappropriate constraints on the ability of the Company’s stockholders to take action as reasons for their expressed dissatisfaction. In these prior filings, Nostrum and Mulye further indicated that if their concerns were not addressed by the Company’s current management that they might take some action to influence or replace the Company’s current management.

On March 23, 2007, the Company announced in a filing on Form 8-K that it had set August 17, 2007 as the date for its Annual Meeting of Stockholders. Nostrum and Mulye note that this scheduled meeting is the first such annual meeting of stockholders that the Company has called in several years, despite the requirements set forth in the Nevada General Corporation Law that require Nevada corporations to hold meetings of stockholders at least annually.

In connection with the Company’s upcoming Annual Meeting of Stockholders, Nostrum has determined that it will nominate three candidates for election to the Company’s Board of Directors at the Annual Meeting of Stockholders. In accordance with the requirements set forth in Section 2.17 of the Company’s By-Laws, on June 18, 2007, Nostrum provided the Company with notice of its proposed nominees, together with the consents of such persons to serve as directors of the Company if so elected by the stockholders of the Company at the Company’s upcoming Annual Meeting of Stockholders.

The individuals that will be nominated by Nostrum for election as directors of the Company at the Company’s upcoming Annual Meeting of Stockholders are (i) Nirmal V. Mulye, (ii) Michael T. Newhouse and (iii) Sachin Tikekar. Mulye currently serves as the President of Nostrum and Chairman and Chief Executive Officer of Nostrum Laboratories Inc. Dr Newhouse is a physician/ pulmonologist/ intensivist/ consultant who provides advice to clients as to drug delivery technology, the development of proprietary medications and pulmonary evaluation. Mr Tikekar is currently the Chief Operating Officer of KPIT Infosystems, Inc. and Group Account Director of KPIT Cummins Infosystems Ltd.

Signature

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 19, 2007

NOSTRUM PHARMACEUTICALS, INC.

By:	/s/ Nirmal V. Mulye
Name: Nirmal V. Mulye, Ph.D.
Title: President

/s/ Nirmal V. Mulye NIRMAL V. MULYE, Ph.D.